NGTV
9944 Santa Monica Blvd.
Beverly Hills, CA 90212
(310) 556-8600
July 20, 2006
VIA EDGAR
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Ms. Kathleen Krebs
     Re: NGTV Registration Statement on Form 8-A (12G) File No. 000-52093
Ladies and Gentleman:
     Reference is made to the above-captioned registration statement filed by NGTV (the “Registrant”) with the Securities and Exchange Commission on June 30, 2006 (the “Registration Statement”).
     The Registrant has determined to withdraw the Registration Statement and file a Form 8-A (12B) Registration Statement in lieu thereof. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 556-8655, with a copy to Jennifer A. Post, Esq. at Richardson & Patel LLP at (310) 208-1154.
     Please do not hesitate to call the undersigned at (310) 556-8600 or Jennifer A. Post of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.

Very truly yours, NGTV
By:	/s/ Jay Vir
President